Infrastructure, environment, buildings	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem Tel 026 3778 292 Fax 026 4438 381 www.arcadis-global.com

PRESS RELEASE

Arnhem, March 7, 2005

ARCADIS REPORTS 2004 FOURTH QUARTER AND FULL YEAR RESULTS

•
Gross revenue increases 7%, with an organic growth of 5%

•
Environment generates organic growth of 15%

•
Net income from operations rose 1%, 10% excluding non-recurring and currency effects

•
Restructuring in the Netherlands offers growth prospects

•
Proposal to maintain dividend at € 0.48 per share

ARCADIS (NASDAQ: ARCAF; Euronext: ARCAD), the international consulting and engineering company, today announced that net income from operations (before goodwill amortization) in 2004 totaled € 22.7 million, 1% higher than in 2003. Per share, this is € 1.13, the same as in 2003. The performance in the environmental market was especially excellent. Market conditions forced a considerable restructuring in the Netherlands. Excluding the non-recurring effects of this restructuring, net income from operations increased 7% to € 24.1 million, or € 1.19 per share. The decrease of the dollar had a negative effect on gross revenue and income of 3%. Excluding non-recurring items and excluding currency effects, net income from operations rose 10%, or 9% per share.

Gross revenue increased by 7% to € 901 million. Excluding currency effect, growth totaled 10%, in line with ARCADIS' growth goal.

It is proposed to maintain the dividend (in cash) at € 0.48 per share. This equals almost 43% of net income from operations.

The restructuring in the Netherlands is almost complete. It consisted of the sale of non-core activities and streamlining of the organization through efficiency improvement and overhead reduction. The non-recurring effect on operating income was on balance € 4.4 million and on net income from operations € 1.4 million.

Acquisitions served to strengthen home market positions. In the United States, the presence in Florida was expanded, adding program and construction management capabilities. In Poland, a company was acquired in the rapidly growing infrastructure market; while in the United Kingdom and the Netherlands, smaller acquisitions added specific expertise and skills. These acquisitions have a total gross revenue of € 48 million and 440 employees.

Commenting on results, CEO Harrie L.J. Noy said: "Despite a considerable restructuring charge and difficult market conditions in some of our home markets, income remained at a good level. It is encouraging that we were able to meet our organic gross revenue growth goal of 5%. This was achieved through a good performance in the environmental market, the expansion of facility management and market recovery in Latin America. The infrastructure market also developed favorably in most countries. As a result of divestments, we are now concentrating on three market segments and are more focused on core activities. The restructuring in the Netherlands forms the basis for improvement in margins and profitability. Developments in 2004 indicate that ARCADIS is well positioned in markets that offer good opportunities."

Key figures

	Fourth quarter			Full year
Amounts in € 1 million, unless otherwise noted
	2004	2003	Δ	2004	2003	Δ
Gross revenue	249	243	3%	901	841	7%
Operating income(1)	12.9	13.3	-3%	35.2	36.0	-2%
Net income from operations(1)	8.1	7.9	3%	22.7	22.5	1%
Net income from operations per share (in EUR)(2)	0.40	0.39	3%	1.13	1.13	0%

(1)
Before goodwill amortization
(2)
In 2004 based on 20.6 million shares outstanding (2003: 20.4 million).

Fourth quarter
Gross revenue grew 3%; excluding currency effect, 6%. The lower growth compared to the third quarter was fully attributable to the lower contribution of acquisitions. The contribution of acquired companies was largely offset by divestments, as a result of which acquisitions contributed 1% to growth. Organic growth was 5%. The Dutch market appears to be recovering slowly; while in other European countries, growth is slowing somewhat. In North and South America, growth remained at a solid level.

Operating income (before goodwill amortization) declined 3%, entirely because of currency effects. Acquisition costs and divestments limited the contribution of acquisitions. Organically, operating income declined slightly. Net income from operations rose 3%, primarily reflecting organic growth.

Full year
Excluding the currency effect, gross revenue rose 10%, 1% of which came from the sale of divested operations in the Netherlands. Of the remaining of 9%, 4% came from acquisitions and divestments, resulting in an organic growth of 5%. Except for the Netherlands and Germany, all countries contributed to growth.

Excluding the non-recurring effects from the Dutch restructuring, operating income (before goodwill amortization) totaled € 39.6 million. This is a 10% increase; excluding currency effect, 13%. Acquisitions contributed 11%. Organic growth, excluding non-recurring effects, was 2%. The strong increase in North and South America was almost entirely offset by the decline in results in the Netherlands.

The increase in financing charges (resulting from acquisitions) and of minority interest (resulting from profit growth in Brazil) was more than offset by the lower tax rate (largely from the tax-free book profit from the sale of activities). As a result, net income from operations developed more favorably than operating income.

Excluding non-recurring effects, the margin (EBITA as a % of net revenue) rose to 6.3% (2003: 6.0%). The margin in environment remained stable at 9.3%. A slight margin decrease in infrastructure to 6.7% (2003: 7.1%) was balanced by a margin increase in buildings to 1.4% (2003: -1.1%).

Balance sheet and cash flow
The balance sheet ratios remain strong. Solvency at year-end 2004 was 39.6% (2003: 41.5%), and the Company's debt to equity ratio at year-end was 0.1 (2003: 0.2). As working capital was further reduced, cash flow from operational activities rose to almost € 45 million. The net cash position (cash minus interest-bearing debt) improved to € 5.8 million (2003: -€ 7.4 million). Investments in acquisitions of € 15 million could thus be financed from operational cash flow. Return on average capital invested

(shareholders' equity plus net interest-bearing debt as an average over four quarters) was 16.5% (2003: 15.7%); and 17.4% excluding non-recurring effects.

Consequences of the introduction of the International Financial Reporting Standards (IFRS)
Potentially, the most significant effects are in pensions. As a result, the pension plan for the majority of Dutch employees has been adjusted. The new pension plan is accounted for as a defined contribution plan. Additional consequences of the introduction of IFRS remain limited. This is further detailed in an attachment.

Developments per market segment
In mid-2004, the firm stopped treating communications as a separate market segment. The remaining activities were mainly combined with infrastructure. Results and analysis in the following section apply to gross revenues in full-year 2004 compared with full-year 2003, unless otherwise mentioned.

  •
  Infrastructure
  The 3% increase mainly came from acquisitions. Organically, activities declined by 1% as a result of lower investments in the Netherlands and Germany. The strongest setback occurred in the Netherlands, where the completion of large projects coincided with stagnation in investments, leading to a 9% organic decline. Gross revenue in the municipal market remained good. In Belgium, France and Spain, growth continued, while the market in Brazil and Chile recovered. In the United States, growth accelerated in the second half year as the municipal and urban development markets improved.

  •
  Environment
  At 15% organic growth, environment by far was the largest growth market. The increase mainly came from the United States, where the GRiP® program was the primary basis for success. In addition to an indefinite delivery indefinite quantity (IDIQ) contract for a maximum $200 million, a number of other large projects were won from the Department of Defense. The backlog in the American environmental market increased to well over $300 million, of which more than two-thirds is GRiP®-related projects. In most other European countries, as well as Brazil and Chile, activities also grew, especially among multinational clients.

  •
  Buildings
  Growth of 31% reflects the transition in this segment to activities with a higher margin and more growth potential. Acquisitions served to add program management and consultancy activities and a 21% gross revenue growth. The organic increase was 11% particularly as a result of facility management in the Netherlands. In other European countries, activities also grew. This was offset by a considerable decline in the United States, a result of the shift in investments in the automotive industry to Asia.

Outlook
It is expected that the Dutch market will slowly improve. Initiatives for public-private cooperation may lead to additional investments in infrastructure. In Belgium, France and Spain, the market is expected to remain favorable, albeit at somewhat lower growth levels than in recent years. The markets in Poland and the Czech Republic offer good opportunities because of considerable investments from European funds. In the United States, the general expectation is that the federal infrastructure program (SAFETEA) will be continued at levels comparable with recent years. The multi-year GRiP® contracts in the United States form a solid basis for expansion in environment. In the buildings segment, growth should result from program management and facility management, while detailed design work is reduced or outsourced. Recently, the sale of these activities in the United States was announced.

CEO Noy concludes: "The outlook for 2005 is positive. Investments in infrastructure remain an important driver for economic development. Our specialist expertise and experience, combined with strong local positions, allow us to benefit from this. In the environmental market, our technological advantage and successful GRiP® approach offer opportunities for market share expansion for public- and private-sector clients. A shift to activities higher in the value chain should lead to margin improvement in the buildings segment. The restructuring in the Netherlands served to strengthen our competitive position in a market that is expected to gain momentum. The policy to expand activities by way of acquisitions continues. Barring unforeseen circumstances, and excluding currency effects, we expect continued growth in revenue and profits."

ARCADIS is a leading, global, knowledge-driven consulting and engineering company, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 900 million in annual revenues. There are 10,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

For more information contact:
Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

—TABLES FOLLOW—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR

	Fourth quarter		Full year
Amounts in millions, except per share amounts
	2004	2003	2004	2003
Amounts in accordance with NL-GAAP
Gross revenue	249.0	242.6	900.8	840.6
Materials, services of third parties	86.0	81.6	268.3	245.2

Net revenue	163.0	161.0	632.5	595.4
Operational cost	146.3	143.4	581.7	543.3
Depreciation	3.8	4.3	15.6	16.1

Operating income excluding amortization goodwill (EBITA)	12.9	13.3	35.2	36.0
Amortization goodwill	0.9	0.6	2.6	1.1

Operating income	12.0	12.7	32.6	34.9
Financing income/expenses net	(0.8)	(1.0)	(3.4)	(2.8)

Income before taxes	11.2	11.7	29.2	32.1
Taxes	(3.8)	(4.3)	(9.6)	(11.7)

Income after taxes	7.4	7.4	19.6	20.4
Income from non-consolidated companies	0.4	0.5	2.4	2.6

Group income after taxes	7.8	7.9	22.0	23.0
Minority interest	(0.6)	(0.6)	(1.9)	(1.6)

Net income	7.2	7.3	20.1	21.4
Net income from operations(1)	8.1	7.9	22.7	22.5
Net income per share(2)	0.35	0.36	1.00	1.07
Net income from operations per share(1)(2)	0.40	0.39	1.13	1.13
Number of issued shares (in thousands)	20,646	20,431	20,646	20,431

(1)
Excluding amortization goodwill
(2)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$

	Fourth quarter		Full year
Amounts in millions, except per share amounts
	2004	2003	2004	2003
Amounts in accordance with NL-GAAP
Gross revenue	322.6	288.2	1,120.9	952.7
Materials, services of third parties	111.4	96.9	334.5	278.9

Net revenue	211.2	191.3	786.4	673.8
Operational cost	189.6	170.4	723.0	614.5
Depreciation	4.9	5.1	19.4	18.2

Operating income excluding amortization goodwill (EBITA)	16,7	15.8	44.0	41.1
Amortization goodwill	1.2	0.7	3.2	1.3

Operating income	15.5	15.1	40.8	39.8
Financing income/expenses net	(1.1)	(1.3)	(4.3)	(3.3)

Income before taxes	14.4	13.8	36.5	36.5
Taxes	(4.9)	(5.0)	(12.0)	(13.3)

Income after taxes	9.5	8.8	24.5	23.2
Income from non-consolidated companies	0.5	0.5	3.0	2.9

Group income after taxes	10.0	9.3	27.5	26.1
Minority interest	(0.7)	(0.6)	(2.3)	(1.7)

Net income	9.3	8.7	25.2	24.4
Net income from operations(1)	10.5	9.4	28.4	25.7
Net income per share(2)	0.46	0.43	1.25	1.22
Net income from operations per share(1)(2)	0.52	0.47	1.41	1.28
Number of issued shares (in thousands)	20,646	20,431	20,646	20,431
Dollar exchange rate 1st quarter EUR 1=			$1.25	$1.07
Dollar exchange rate 2nd quarter EUR 1=			$1.20	$1.13
Dollar exchange rate 3rd quarter EUR 1=			$1.22	$1.12
Dollar exchange rate 4th quarter EUR 1=			$1.30	$1.19

(1)
Excluding amortization goodwill
(2)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions	December 31, 2004	December 31, 2003
Amounts in accordance with NL-GAAP
ASSETS
Fixed assets(*)	109.1	98.7
Current assets	281.4	248.6

TOTAL	390.5	347.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	203.8	153.5
Long term debt	12.0	29.7
Provisions	20.1	20.0
Total equity	154.6	144.1

TOTAL	390.5	347.3

(*) Including capitalized goodwill	48.1	38.2
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts in accordance with NL-GAAP
	2004	2003
Shareholders' equity at January 1	136.6	134.7
Changes:
Net income current year	20.1	21.4
Options exercized	2.4	0.9
Dividend payment	(9.6)	(9.6)
Purchase own stock	(0.2)	(0.9)
Exchange rate differences	(3.6)	(10.1)
Other changes	—	0.2

Shareholders' equity at balance sheet date	145.7	136.6

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions	December 31, 2004	December 31, 2003
Amounts in accordance with NL-GAAP
ASSETS
Fixed assets(*)	148.6	124.6
Current assets	383.2	314.0

TOTAL	531.8	438.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	277.5	193.8
Long term debt	16.4	37.6
Provisions	27.3	25.2
Total equity	210.6	182.0

TOTAL	531.8	438.6

(*) Including capitalized goodwill	65.5	48.2
Calculated with US dollar rate of EUR 1.00 =	$1.36	$1.26
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts in accordance with NL-GAAP	2004	2003
Shareholders' equity at January 1	172.4	141.2
Changes:
Net income current year	25.2	24.4
Options exercized	3.3	1.1
Dividend payment	(11.7)	(12.1)
Purchase own stock	(0.2)	(1.1)
Exchange rate differences	9.4	18.6
Other changes	—	0.3

Shareholders' equity at balance sheet date	198.4	172.4

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR

	Full year
Amounts in millions
	2004	2003
Amounts in accordance with NL-GAAP
Net income	20.1	21.4
Depreciation and amortization	18.2	17.2

Gross cash flow	38.3	38.6
Net working capital	6.9	13.8
Other changes	(0.4)	6.7

Total operational cash flow	44.8	59.1
Investments/divestments (net) in:
(In)tangible fixed assets	(11.8)	(16.8)
Acquisitions	(6.8)	(41.2)
Financial assets	(1.2)	(2.4)
Total financing activities	(8.0)	(20.7)

Change in cash and equivalents	17.0	(22.0)

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$

	Full year
Amounts in millions
	2004	2003
Amounts in accordance with NL-GAAP
Net income	25.2	24.3
Depreciation and amortization	22.6	19.6

Gross cash flow	47.8	43.9
Net working capital	9.4	17.4
Other changes	(0.9)	8.3

Total operational cash flow	56.3	69.6
Investments/divestments (net) in:
(In)tangible fixed assets	(16.0)	(21.2)
Acquisitions	(9.2)	(52.1)
Financial assets	(1.7)	(3.0)
Total financing activities	(6.3)	(21.1)

Change in cash and equivalents	23.1	(27.8)

EFFECTS OF THE INTRODUCTION OF THE IFRS

Beginning in 2005, the new accounting rules under the International Financial Reporting Standards (IFRS) go into effect. Below are the summary effects the introduction of the IFRS will have on ARCADIS' balance sheet and statement of income.

Deferred compensation

IFRS' introduction can lead to material effects in the Netherlands and Germany because of existing pension plans. Under IFRS (IAS 19), pension liabilities almost always qualify as "defined benefit" (DB) plans, which means that fluctuations in the equity of the independent pension fund run through the Company's balance sheet and statement of income. This can result in large and uncontrollable volatility in the development of Company results.

Therefore, ARCADIS reviewed the existing pension plan for the majority of employees in the Netherlands as held by the independent pension fund foundation (Stichting Pensioenfonds ARCADIS Nederland). In close cooperation with the unions, a new defined contribution plan was agreed upon during 2004, which became effective retroactively on January 1, 2004. As a consequence, the obligation of the Company are accounted for as defined contribution, which means that besides the premium contributed by ARCADIS, there are no other effects on the statement of income or balance sheet of ARCADIS. The risk of a possible deficit in the pension fund fully resides with the insured parties. This new pension plan still has to be approved by the pension and tax authorities. Parties involved have agreed that if changes are needed, these will not affect the "defined contribution" character of the pension plan.

For the staff of PRC, acquired in 2003, the pension plan in effect is a defined benefit plan. Pension liabilities for these employees are calculated as of January 1, 2005 in line with the IFRS and, subsequently after the deduction of corporate taxes, charged to shareholders' equity. Neither ARCADIS nor PRC are liable for possible deficits in the Bouwcentrum Pensioenfonds because the fund has been reinsured. Beginning in 2005, changes will be charged to the statement of income.

For some employees of ARCADIS in Germany, a pension plan exists that qualifies under IAS 19 as a defined benefit plan. For these employees, an amount will also be charged to shareholders' equity as of January 1, 2005.

For future jubilee payments, a provision will be charged to shareholders' equity as of January 1, 2005.

Goodwill
Under IFRS (IFRS 3), the recognition of goodwill has changed. Goodwill is the difference between the purchase price paid at the time of acquisition and the equity at fair value of the acquired entity. The amounts paid for identifiable assets of the acquired entity must be capitalized separately and amortized over the economic life of the asset. The remaining difference is capitalized as goodwill, and this amount is not amortized but subject to an impairment test at least once a year to determine if the capitalized amount is justified.

The goodwill ARCADIS paid on past acquisitions was amortized until December 31, 2004. The remaining amount will annually—or more often if needed—be subject to an impairment test.

Work in progress
Under IFRS (IAS 11), the capitalization of cost is prescribed more specifically. As of January 1, 2005, this led to two revaluations of work in progress.

The first change involves a decline in the value of work in progress: costs incurred in the proposal phase of projects can no longer be capitalized. Because projects are valued by the percentage-of-completion method, a reduction in project costs leads to an increase in project results. A temporary difference will occur, which taking into account corporate taxes, will be charged to equity as of January 1, 2005.

The second change involves the costs charged to projects. It is no longer allowable to include a charge for general overhead costs in the price or the multiplier. This change only has consequences for money-losing projects, because provisions for losses will have to be reduced.

Cost of options
The issuance of options, to date, has had no effect on the statement of income. As of January 1, 2005, option cost will be charged to the statement of income.

Effects on the balance sheet as of January 1, 2005 and comparable statement of income 2004
Provisional calculations show that ARCADIS, as of January 1, 2005 and under the IFRS, will charge between € 10 million and € 15 million (after taxes) to shareholders' equity as a result of existing pension plans, the jubilee provision and corrections in work in progress. The balance sheet total will be affected minimally by the changes. In addition, it is no longer allowable to net projects with credit or debit balances on the balance sheet. As a result, projects with a credit balance will be included on the balance sheet as short-term debt, leading to a balance sheet total increase of € 40 million as of January 1, 2005.

If the IFRS rules are applied to the 2004 statement of income, this would result in an increase of net income of € 0.8 million after taxes as a result of a positive change in the IFRS pension provision in 2004.

EXPLANATORY NOTES

Principles for valuation and calculation of profit
The consolidated profit and loss account and balance sheet have been drawn up in accordance with the principles for valuation as applied to the 2003 financial statement.

Dividend
On May 26, 2004, a dividend of EUR 0.48 per share was paid on all common shares. The total dividend paid out was EUR 9.6 million.

Acquisitions and Divestments
In 2004, the following acquisitions were completed: T. Dudley, U.K. (July); Profil, Poland (October); Bessent, Hammack & Ruckman, United States (November); Stedebouwkundig Adviesbureau Witpaard-Partners, the Netherlands (November) and Diversity Partners, United States (December). Total investment was € 14.8 million. In the book year, a number of company subsidiaries or activities were divested including Bomendienst, part of the green contracting activities, KAFI and Mandaat. The book gain from divestments, after selling costs, was € 4.0 million.

Balance sheet
Long-term debt in 2004 decreased by EUR 18.2 million. As this debt will be repaid in the first half of 2005, it was included under current liabilities in the December 31, 2004 balance sheet.

Financial instruments
Similar to the reporting year 2003, no financial instruments were used in 2004 to hedge currency translation differences or interest rate risks.

Contingent liabilities
Compared to year-end 2003, no substantive changes occurred in contingent liabilities.

Developments after the balance sheet date
In February 2005, the divestment of part of the activities in the buildings segment in the United States was announced. The sale is expected to be completed by March 2005.

Segment information

					Operating income
	Gross revenue		Net revenue
Amounts × €1 million
	2004	2003	2004	2003	2004		2003
The Netherlands	301	296	221	223	6.8	*	12.1
North and South America	299	271	203	188	15.0		11.9
Other European countries	254	226	185	161	12.7		11.3
Other regions	47	47	23	24	0.7		0.7
Total	901	841	633	595	35.2		36.0

* Including non-recurring charge of € 4.4 million.

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